

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2020

David Lucatz
Chief Executive Officer
MICT, Inc.
28 West Grand Avenue, Suite 3
Montvale, NJ 07645

> **Re: MICT, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed January 21, 2020**
> **File No. 1-35850**

Dear Mr. Lucatz:

We have completed our review of your filing, including its two revised preliminary proxy statements. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Kenneth R. Koch, Esq.